John K. Baker
W. Christopher Barrier
Sherry P. Bartley
Steve Bauman
R. T. Beard, III
C. Douglas Buford, Jr.
Burnie Burner[1]
Frederick K. Campbell[2]
Michelle H. Cauley
Charles B. Cliett, Jr.[3]
Ken Cook
Elisabeth S. DeLargy[4]
Jill Grimsley Drewyor[5]
Doak Foster[2]
Byron Freeland
Allan Gates[2]
Kathlyn Graves
Harold W. Hamlin
Jeffrey W. Hatfield
L. Kyle Heffley[6]
Donald H. Henry	M. Samuel Jones III
John Alan Lewis
Walter E. May
Lance R. Miller
Stuart P. Miller
T. Ark Monroe, III[2]
Marshall S. Ney
Anne S. Parker
Larry Parks[1]
Jennifer Pierce
Lyn P. Pruitt
Christopher T. Rogers
Barry G. Skolnick[7]
Derrick W. Smith[2]
Stan D. Smith
Marcella J. Taylor
Jeffrey Thomas[2]
William H.L. Woodyard, III, P.A.
Walter G. Wright, Jr.
Leigh Anne Yeargan
Tod Yeslow[8]	425 West Capitol Avenue, Suite 1800 Little Rock, Arkansas 72201-3525 Telephone 501-688-8800 Fax 501-688-8807	1K.C. Barner
Trav Baxter
Cory D. Childs
Craig R. Cockrell
Courtney C. Crouch, III
Megan Gammill
[9]Jenny T. Garrett
Alex T. Gray
John K. Harriman
[8]Kathy M. Heffernan
[10]Delena c. Hurst
Ben D. Jackson
Margaret A. Johnston
Tony Juneau
Christopher A. McNulty
Katie M. Papasan
Brian A. Pipkin
Emily Milholen Reynolds
Jeffrey L. Spillyards
Zachary T. Steadman
Mary Catherine Way	Counsel
Jason T. Browning
[11]Catherine M. Corless
Jeffrey H. Dixon
[8]Karen P. Freeman
[12]Anton L. Janik, Jr.
[13]Bruce McCandless III
Todd L. Newton
Christopher D. Plumlee
[14]Julie M. Pomerantz
[15]Randi Reichel
J. Scott Schallhorn
Brian A. Vandiver

Of Counsel
Joseph W. Gelzine
[16]Hermann Ivester
2H. Maurice Mitchell
John S. Selig
Richard A. Williams

Writer’s Direct Dial 501-688-8866 August 8, 2011	1 Only Admitted in Texas
2 Admitted in District of Columbia and Arkansas
3 Admitted in Arizona, Texas and Arkansas
4 Admitted in Tennessee and Texas
5 Admitted in Oklahoma and Arkansas
6 Admitted in Missouri and Arkansas
7 Only Admitted in New York
8 Admitted in Texas and Arkansas
9 Admitted in Louisiana and Arkansas
10 Admitted in Texas, Colorado and Arkansas
11 Admitted in Tennessee and Arkansas
12 Admitted in Colorado and Arkansas
13 Admitted in New York,
Washington, D.C. and Texas
14 Admitted in Georgia and Texas
15 Admitted in Maryland and Washington, D.C.
16 Admitted in the U.S. Patent
and Trademark Office and Arkansas
All Others Admitted Only in Arkansas
Mr. John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Re:	Home Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 10, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 6, 2011
File No. 000-51904
Dear Mr. Nolan:
     The following is the response of Home BancShares, Inc. (“Home BancShares” or the “Company”) to the staff’s comments contained in your letter to Mr. C. Randall Sims dated July 13, 2011. For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the heading contained in your letter.
Form 10-K for Fiscal Year Ended December 31, 2010
Allowance for Loan Losses, page 72
1.	We note your response to comment one from our letter dated May 26, 2011. You state that you will consider an appraisal to be outdated if market of other

Mr. John P. Nolan
United States Securities and Exchange Commission
August 8, 2011

conditions have deteriorated and you believe the current market value of the property is not within 20% of the appraised value. Please tell us and revise your future filings to disclose the procedures you perform to determine that the current market value has decreased at least 20% from the original appraisal valuation:
     Response: As part of the impairment analysis done in conjunction with the determination of the Allowance for Loan and Lease Losses each quarter, for collateral-dependent loans, management will estimate a current market value for the collateral using sales comparables or the income approach using current assumptions. If this process indicates that the estimated market value of the collateral has declined more than 20% from the original appraisal, we will order a new appraisal. A sample impairment analysis worksheet, which is prepared quarterly for loans over $250,000 risk-rated 5 or worse and which requires the 20% evaluation to be conducted, is included as Exhibit B to the Supplemental Information provided pursuant to Rule 12b-4 in to response to Comment 3 below. These practices are consistent with banking guidance on the determination of allowance for loan and lease losses including Section 2065.2, et seq. of the Federal Reserve’s BHC Supervision Manual, Section 2070 of the Federal Reserve’s, Commercial Bank Examination Manual, the Interagency Policy Statement on the Allowance for Loan and Lease Losses and the Questions and Answers on Accounting for Loan and Lease Losses regarding the Interagency Policy Statement. We will revise our future filings as requested to disclose the procedures performed.
2.	We also note in your response to comment one from our letter dated May 26, 2011 that if a new appraisal is required, it is ordered and will be taken into consideration during the next completion of the impairment analysis. In absence of a completed appraisal supporting the underlying collateral, please tell us the policies and procedures you perform to ensure that you have appropriately accounted for a particular loan after the request but prior to the receipt of the appraisal (i.e. as of period end) and consider providing an example to support your accounting. Please also clarify what would constitute the next completion of the impairment analysis in this context.
     Response: In the absence of a completed updated appraisal supporting the underlying collateral during the completion of an impairment analysis, we will use the estimated current market value that was determined in the process that indicated that an updated appraisal was needed. The impairment analysis process is performed each quarter during the analysis of the adequacy of the Allowance for Loan and Lease Losses, so the next completion would be during the next quarterly adequacy analysis. See Exhibit B to the Supplemental Information for an example of the use of an estimated current market value to account for a particular loan prior to the receipt of the ordered appraisal.

Mr. John P. Nolan
United States Securities and Exchange Commission
August 8, 2011

Charge-offs and Recoveries, page 73
3.	We note your responses to comments two and three from our letter dated May 26, 2011 along with the related supplemental information provided. As a result of the modifications performed to many of the loans of the Arkansas relationship on or about June 7, 2009, please tell us in further detail how you determined these loans were not considered either non-accrual, non-performing, impaired, and/or troubled debt restructurings as of this date and subsequently, but prior to your decision to charge-off $23 million during the fourth quarter of 2010. In your response, please tell us how you considered the following to support your classification and related accounting for these loans:
•	It appears that significant reliance was placed upon the personal guarantee provided by the Arkansas relationship despite the fact that prior to these modifications the borrower had well-publicized legal and business issues, which may have significantly jeopardized the borrowers financial net worth and resulting ability to repay;

•	The modifications made on June 7, 2009 provided for lowered interest rates, interest-only terms, and extensions of maturity dates. Please tell us whether these changes were deemed to be market rates and terms when modified and as a result whether you considered these terms to be concessions that would result in these loans classified as troubled debt restructurings;

•	It appears that absent the continual use of the $1.5 million of credit (“Debt Service Loan,” Loan No. 31 included in Exhibit A), the remainder of the loans outstanding to the Arkansas relationship would have become delinquent more frequently than indicated in your response (i.e. 10-30 days and more than 30 but less than 60 days);

•	On July 9, 2009, you changed the loan classification ratings for all of the loans to the Arkansas borrower from a 4 (“watch”) to a 5 (“other loans especially mentioned”) and in some cases loans were changed from a 5 to a 6 (“substandard”);

•	Despite the many modifications made to the loans to this borrower, it doesn’t appear based upon review of Exhibit C that appraisals were always obtained or updated to support the current value of the underlying collateral for some of these loans.

Mr. John P. Nolan
United States Securities and Exchange Commission
August 8, 2011

     Response: Please see the Supplemental Information to this response letter provided pursuant to Rule 12b-4.
Acknowledgments
     On behalf of the Company, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C.
By:	/s/ C. Douglas Buford, Jr.
C. Douglas Buford, Jr.